   Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before equity in earnings of an investee	$41,800	$199,036	$127,750	$153,219	$191,803	$21,990
Fixed Charges	35,454	139,486	145,954	136,111	134,110	138,712
Adjusted Earnings	$77,254	$338,522	$273,704	$289,330	$325,913	$160,702

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$35,454	$139,486	$145,954	$136,111	$134,110	$138,712
Preferred distributions	5,166	20,664	26,559	40,145	29,880	29,880

Combined Fixed Charges and Preferred distributions	$40,620	$160,150	$172,513	$176,256	$163,990	$168,592

Ratio of Earnings to Fixed Charges and Preferred distributions	1.90x	2.11x	1.59x	1.64x	1.99x	0.95x	(1)

(1)	The deficiency for this period was approximately $7,890.